Converted Organics’ Post-Effective Amendment to Form SB-2 Registration Statement Declared Effective by SEC

Exercise of Class A and B Public Warrants for Common Stock Now Permissible

BOSTON, Jan 24, 2008 (BUSINESS WIRE) — Converted Organics Inc. (NASDAQ:COIN) today announced that the Post-Effective Amendment to the company’s SB-2 Registration Statement was declared effective by the Securities and Exchange Commission (SEC) on January 24, 2008. This declaration of effectiveness allows for the voluntary exercise of Converted Organics’ Class A public warrants (NASDAQ:COINW) and Class B public warrants (NASDAQ:COINZ). Holders of the Class A and Class B warrants issued as a component of the units sold by Converted Organics in the company’s initial public offering may purchase 1.2155(1) shares of common stock for each warrant exercised. The Class A and Class B warrants are exercisable at $8.25 per warrant and $11.00 per warrant, respectively, at any time on or before February 13, 2012.

“Converted Organics’ continued growth and our recently announced Option to Lease agreement with the Rhode Island Resource Recovery Corporation to build our second state-of-the-art organic fertilizer facility prompted us to file the registration statement for the voluntary exercise of Class A and Class B public warrants,” said Edward J. Gildea, President of Converted Organics Inc. “The capital received will support Converted Organics’ continued expansion and development, and allow us to maximize our market opportunities.”

Converted Organics also announced that the company has entered into an arrangement with Depository Trust Company, a limited purpose trust company, to make the exercise of Class A and Class B public warrants a simpler process for warrant holders.

“Converted Organics is committed to making the exercise process as smooth as possible for warrant holders,” said Mr. Gildea. “We encourage any holders who are interested in voluntarily exercising their Class A or B warrants to consult the detailed instructions on our website, www.convertedorganics.com.”

A total of 1,800,000 Class A public warrants and 1,800,000 Class B public warrants were issued in connection with Converted Organics Inc.’s initial public offering on February 12, 2007. If all of the Class A and Class B public warrants are exercised before February 13, 2012 at $8.25 per warrant and $11.00 per warrant, respectively, Converted Organics will receive proceeds of up to $34,600,000.(2)

About Depository Trust Company

The Depository Trust Company (DTC), a subsidiary of Depository Trust and Clearing Corporation (www.DTCC.com), is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the Securities and Exchange Commission. The depository brings efficiency to the securities industry by retaining custody of some 2 million securities issues, effectively “dematerializing” most of them so that they exist only as electronic files rather than as countless pieces of paper. The depository also provides the services necessary for the maintenance of the securities it has in custody.

About Converted Organics Inc.

Converted Organics (NASDAQ:COIN), based in Boston, MA, is a development stage company dedicated to producing valuable all natural, organic soil amendment or fertilizer products through food waste recycling. The company uses proven, state-of-the-art technologies to create a product that helps grow healthier food and improve environmental quality. Converted Organics plans to sell and distribute its environmentally-friendly fertilizer products in the retail, turf management, and agribusiness markets.

Converted Organics’ fertilizer products will be produced in both a dry pellet and liquid concentrate. Converted Organics products have been tested in numerous field trials for more than a dozen crops with the result that, on average, the net value of the farmer’s crop increased 11-16%, depending on the particular crop and product application. This is due, in part, to the disease suppression characteristics of the product, which reduce or eliminate the need for other costly, often toxic, crop protection applications. Increased use of nitrogen in commercial agriculture and turf grass applications, such as golf courses, has reduced the soil’s ability to absorb nitrogen and other nutrients. Using the products produced by Converted Organics helps restore the soil by replenishing these micronutrients. This reduces the amount nitrogen required in a virtuous cycle that benefits from long-term use. As a result, use of the product will reduce chemical run-off to streams, ponds and rivers, an objective with significant long term benefits to the environment.

The products have a long shelf life compared to many other organic fertilizers. In a number of lab and field trials, the liquid product has been shown to be effective in mitigating powdery mildew, a leaf fungus that effects most plants and grasses and restricts the flow of water and nutrients to the plant. The Company’s fertilizer products can be used on a stand-alone basis or in combination with more traditional fertilizers and crop protection products. Converted Organics expects to benefit from increased regulatory focus on organic waste processing and on environmentally-friendly growing practices.

This press release contains forward-looking statements that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words. These statements are only predictions. One should not place undue reliance on these forward-looking statements. The forward-looking statements are qualified by their terms and/or important factors, many of which are outside the Company’s control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made. The forward-looking statements are based on the Company’s beliefs, assumptions and expectations of our future performance, taking into account information currently available to the Company. These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors” in the prospectus, not all of which are known to the Company. Neither the Company nor any other person assumes responsibility for the accuracy or completeness of these statements. The Company will update the information in this press release only to the extent required under applicable securities laws. If a change occurs, the Company’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the aforementioned forward-looking statements.

(1) Based upon COIN stock dividends through December 31, 2007. Figure may be adjusted upward based on future company dividends.

(2) COIN offers no assurances that any or all Class A or Class B public warrants will be exercised.

COIN-G

SOURCE: Converted Organics Inc.

For Converted Organics Inc.

PR Financial Marketing

Jim Blackman, 713-256-0369

jim@prfmonline.com

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Converted Organics Inc.
7A Commercial Wharf West , Boston, MA 02110
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